Exhibit 99.(h)(66)

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563-1493

September 26, 2023

Calamos Investment Trust

2020 Calamos Court

Naperville, Illinois 60563-1493

Ladies and Gentlemen:

Calamos Advisors LLC (“Calamos Advisors”) hereby undertakes as follows:

In the interest of limiting the expenses of the Merger Arbitrage Fund, a series of Calamos Investment Trust (the “Fund”), Calamos Advisors undertakes to reimburse the Fund to the extent, but only to the extent, that the annualized expenses of each of the following classes of the Fund through October 31, 2026, as a percent of the average net assets of such class of shares exceed the applicable percentage for that class of the series, as set forth below. This calculation will exclude taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, foreign tax reclaim expenses, and extraordinary expenses (as determined in the discretion of Calamos Advisors) such as litigation costs, but will include fees paid to Calamos Advisors, including any applicable performance fees.i

Merger Arbitrage Fund:

	A	C	I
Expense limitation	1.50%	2.25%	1.25%

The amount of the expense reimbursement to the Fund (or any offsetting reimbursement by the Fund to Calamos Advisors) shall be computed on an annual basis, accrued daily and paid monthly. Calamos Advisors may recapture previously waived expense amounts within the same fiscal year for any day where the Fund’s expense ratio falls below the contractual expense limit up to the expense limit for that day. This undertaking shall be binding upon any successors and assigns of Calamos Advisors.

Very truly yours,

CALAMOS ADVISORS LLC

By:
Name: Thomas E. Herman
Title: EVP, Chief Financial Officer

i Accrual of fund expenses and any reimbursement occurs on a daily basis in conjunction with the striking of the NAV. All operating expenses, excluding sub-TA expenses but including the management fee, are calculated based on the total assets of each fund. The sub-TA expenses are calculated on the total assets of each fund excluding Class R6. Class R6 shares have no sub-TA expenses. Any reimbursement is then calculated at the fund level. The fund level expenses, net of any reimbursement, are then allocated to each share class based on class assets. This approach ensures that all operating expenses and reimbursements are applied to all shareholders equally. Class specific 12b-1 fees are then applied to each share class, except for Classes I and R6, which have no 12b-1 fees. The class specific 12b-1 fees, and the sub-TA expenses excluded from Class R6, account for the difference in expense ratios among classes on a daily basis.